NO ACT

PE

1-13-2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025210

February 28, 2012

Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-28-12

Re: Xcel Energy Inc.
Incoming letter dated January 13, 2012

Dear Mr. Wilensky:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Xcel Energy Inc.
Incoming letter dated January 13, 2012

The proposal requests that the board of directors establish a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Xcel's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Xcel Energy®
RESPONSIBLE BY NATURE®

Scott Wilensky
Senior Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.330.5942
Fax: 612.215.4504

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Notice of Intent to Exclude from Proxy Materials
Shareholder Proposal of Gerald R. Armstrong

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Xcel Energy Inc., a Minnesota corporation ("Xcel Energy"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of Xcel Energy's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders scheduled for May 16, 2012 (the "2012 Proxy Materials") a shareholder proposal (the "Armstrong Proposal") from Gerald R. Armstrong (the "Proponent"). Xcel Energy requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if Xcel Energy excludes the Armstrong Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of Xcel Energy's intention to exclude the Armstrong Proposal from its 2012 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Xcel Energy intends to file its 2012 Proxy Materials on or about April 2, 2012.

The Armstrong Proposal

Xcel Energy received the Armstrong Proposal on December 6, 2011. A full copy of the Armstrong Proposal is attached hereto as Exhibit A. The resolution of the Armstrong Proposal reads as follows:

> That the shareholders of XCEL ENERGY INC. request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of XCEL ENERGY INC.
>
> This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "Independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

Basis for Exclusion

Xcel Energy believes that the Armstrong Proposal may be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

> **The Armstrong Proposal may be properly excluded under Rule 14a-8(i)(11) because it is substantially duplicative of a prior proposal that will be included in Xcel Energy's 2012 Proxy Materials and that Xcel Energy received roughly 21 days prior to the company's receipt of the Armstrong Proposal.**

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Release No. 34-12999* (November 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first-received proposal in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Wells Fargo & Co.* (February 8, 2011); *Great Lakes Chemical Corp.* (March 2, 1998). More precisely, a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first proposal it received. *See, e.g., Wells Fargo & Co.* (February 5, 2003). On November 15, 2011, roughly 21 days prior to our receipt of the Armstrong Proposal, we received a shareholder proposal (the "Prior Proposal") from the Massachusetts Laborers' Pension Fund that addressed, just like the Armstrong Proposal, the independence of the chairman of Xcel Energy's Board of Directors. A full copy of the Prior Proposal is attached hereto as Exhibit B. The Prior Proposal's resolution reads as follows:

> **RESOLVED:** That the stockholders of Xcel Energy, Inc. ("Xcel" or "the Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer

> of Xcel. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Two proposals need not be exactly identical for exclusion under Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas & Electric Co.* (February 1, 1993) (applying the "principal thrust" and "principal focus" tests). Put differently, two proposals are substantially duplicative where they relate to the "same core issue." *See, e.g., Paychex, Inc.* (July 18, 2005).

As described above, the Armstrong Proposal requests that Xcel Energy's Board of Directors "establish a policy requiring that the Board's chairman be an 'independent director,' as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of" Xcel Energy. The Armstrong Proposal also requests that the "policy should not be implemented to violate any contractual obligation" and should specify how to select an independent chairman if the current one ceases to be independent and that compliance "is excused if no independent director is available and willing to serve as chairman."

The Prior Proposal requests that Xcel Energy's Board of Directors "adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of Xcel." Like the Armstrong Proposal, the Prior Proposal also requests that the "policy should be implemented so as not to violate any contractual obligation" and should specify "how to select a new independent chairman if a current chairman ceases to be independent" and "that compliance with the policy is excused if no independent director is available and willing to serve as chairman."

As noted above, the Prior Proposal was received by Xcel Energy prior to the Armstrong Proposal and we intend to include the Prior Proposal in our 2012 Proxy Materials. As such, the issue under Rule 14a-8(i)(11) is whether the Armstrong Proposal "substantially duplicates" the Prior Proposal.

The core issue and principal focus of the Armstrong Proposal and the Prior Proposal are the same—that is, they both seek to establish a policy that there be an independent chairman of Xcel Energy's Board of Directors. Consistent with the Staff's analysis of the exclusion in Rule 14a-8(i)(11), the differences in how the Armstrong Proposal and the Prior Proposal deal with the definition of "independent" does not alter the fact that the core issue of both proposals is the independent leadership of Xcel Energy's Board of Directors. For example, *Verizon Communications Inc.* (February 2, 2005) involved two almost identical proposals to the proposals at issue here. Like the Prior Proposal, the later-received proposal in *Verizon Communications Inc.* did not define "independence" in relation to any third party independence standard but simply sought the selection of "an independent director who has not previously served as an officer of the company as Chairman of the Board." Further, the earlier-received proposal in *Verizon Communications Inc.*, like the Armstrong Proposal here,

did define "independent director" pursuant to the rules of the New York Stock Exchange. Notwithstanding that the proposals defined "independence" differently, the Staff concurred with the exclusion of the later-received proposal under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier-received proposal. *See also Wells Fargo & Co.* (January 7, 2009) (concurring with the exclusion of a shareholder proposal that requested that "an independent director who has not served as an executive officer of the Company serves as its Chairman of the Board of Directors" as substantially duplicative of an earlier-received proposal under Rule 14a-8(i)(7) that requested "the Chairman . . . be a director who is independent from the Company" and defined "independent" as "having the meaning set forth in the New York Stock Exchange listing standards").

The Staff has consistently concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust," "principal focus," or "same core issue." The Staff has reached this determination even when such proposals differ as to certain terms and scope and even if the later-received proposal is broader than the proposal received first in time. For example, in *Lehman Brothers Holdings Inc.* (January 12, 2007), the Staff concurred with the view that a proposal that sought a report on political contributions and certain non-deductible independent expenditures was substantially duplicative of an earlier-received proposal that sought a detailed disclosure of political contributions and expenditures by the company. In this situation, the Staff concurred with the view that the proposals related to the same core issue—political spending—and differences regarding the form of such spending did not affect the determination of whether the proposals were substantially duplicative. *See also Bank of America* (February 14, 2006) (same); *American Power Conversion Corp.* (March 29, 2002) (concurring with the view that a proposal that requested that the board of directors set a goal to establish a board with at least *two-thirds* independent directors is substantially duplicative of an earlier-received proposal that requested a board policy requiring nomination of a *substantial majority* of independent directors).

Furthermore, the Staff has concurred with the view that, where the inclusion of the earlier- and later-received proposals in the company proxy materials and the shareholders' approval of both could lead to shareholder confusion, the company may properly exclude the later-received proposal in reliance on Rule 14a-8(i)(11). In this instance, it would be confusing for shareholders to vote with regard to two proposals relating to identical leadership positions. The vote itself could lead to further confusion, for example, if the shareholders voted to approve one and reject the other, as the shareholders' intent and the mandate they issue would be unclear, precisely the situation Rule 14a-8(i)(11) was designed to prevent. *See, e.g., Time Warner Inc.* (March 2, 2006) (recognizing that "the policy concern behind Rule 14a-8(i)(11) would be frustrated [if] the company either would have to address conflicting mandates from stockholders (if one proposal were approved but the other rejected) or would have to address [what] stockholders desired (if both proposals were approved)." Consequently, Xcel Energy, based on the above, is permitted to exclude the Armstrong Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(11).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Xcel Energy excludes the Armstrong Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please do not hesitate to call me at (612) 330-5500 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy Inc.

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum ***

Exhibit A

*** FISMA & OMB Memorandum ***

December 5, 2011

The Corporate Secretary
XCEL ENERGY INC.
414 Nicollet Mall, Suite 500
Minneapolis, Minnesota 55401-1993

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC., at the coming annual meeting in 2012, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,814 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum *** *** FISMA & OMB Memorandum *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Express Mail No. EI 075472539 US

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of XCEL ENERGY INC.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "Independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

STATEMENT

The proponent believes that the Board of Directors will provide greater oversight of management with an "independent chairman."

Benjamin G. S. Fowke, III, Chairman of the Board, Chief Executive Officer, and President of XCEL ENERGY INC. and seems to be only accountable to himself for his duties as Chief Executive Officer and President.

Following last year's meeting, it was most apparent to this proponent that Mr. Fowke was not sufficiently qualified or accountable to handle all of these positions. For example, he did not know the actual source of energy for one of XCEL's proposed power operations.

In the 2012 annual meeting, he will be asked where in the "budget," which had to be followed, came the abundant money to fight citizens' efforts in Boulder, Colorado, to develop a municipal power system and to acquire the outstanding preferred shares (there was no money available to acquire common shares).

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximately, 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide remuneration policy that encourages performance, provide strategic directors and support management in taking a long-term view in development of business strategies. An independently led Board is better able to oversee and give guidance to corporation executives, help prevent conflict of the perception of conflict, and effectively strengthen the system of checks-and-balances within corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal. Thank you.

Exhibit B

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 15, 2011

Via Facsimile
612-318-4794

Ms. Cathy Hart
VP Corporate Services and Corporate Secretary
Xcel Energy, Inc.
414 Nicollet Mall
Minneapolis, MN 55401

Dear Ms. Hart:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Xcel Energy, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 8,230 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure
cc: Jennifer O'Dell

RESOLVED: That the stockholders of Xcel Energy, Inc. ("Xcel" or "the Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of Xcel. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently Mr. Benjamin Fowke III is both Xcel's Chairman of the Board and CEO. We believe that the practice of combining the two positions may not adequately protect shareholders.

We believe that an independent Chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent Chairman (in practice as well as appearance) can improve accountability to shareowners, and we view the alternative of having a lead outside director, even one with a robust set of duties, as not adequate to fulfil these functions.

A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." In 2009 the Milstein Center at Yale School of Management issued a report, endorsed by a number of investors and board members that recommended splitting the two positions as the default provision for U.S. companies. A commission of The Conference Board stated in a 2003 report: "Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. The Chairman would be one of the independent directors."

We believe that the recent economic crisis demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.